January 11, 2016

VIA EDGAR

Ms. Maryse Mills-Apenteng
Special Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Amendment No. 1 to Registration Statement on Form S-1 Filed December 11, 2015 File No. 333-207938

Dear Ms. Mills-Apenteng

On behalf of our client, Monster Digital, Inc., a Delaware corporation (the “Company”), we hereby file Amendment No. 2 to the Company’s Registration Statement on Form S-1, as originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 10, 2015 (the “Amendment No. 2”). Amendment No. 2 is hereby filed to provide responses to comments (the “Comments) of the staff of the Commission (the “Staff”) issued in a letter dated December 30, 2015 (the “Staff’s Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 as filed with the Commission on December 11, 2015.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 2. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 2.

Cover Page

1. As disclosed in your filing, Monster Inc., from whom you obtained a license to sell products, operates in this business space under a substantially similar name. Please provide appropriate disclosure on your cover page to eliminate any possible confusion between your company and Monster, Inc. Refer to the Instruction to Item 501(b)(1) of Regulation S-K. Business

Revisions in response to the Staff’s comment have been made to the Cover Page of the Prospectus.

Manufacturing and Research and Development, page 59

2. We note your revisions in response to prior comment 12 clarifying that your manufacturing is performed by multiple manufacturers. However, you have not provided us with your analysis explaining whether you are substantially dependent on one of more of these manufacturers. Accordingly we reissue prior comment 12. In addition, it appears that you should include in this section a description of the material terms of your material manufacturing agreements.

Revisions in response to the Staff’s comment have been made to the section entitled “Business – Manufacturing and Research and Development” located on page 64 of Amendment No. 2. In addition, a separate risk factor addressing the Company’s reliance on third party manufacturers has been highlighted in the section titled “Risk Factors – Risks Related to our Business” located on page 17 of Amendment No. 2.

Sales and Marketing, page 65

3. We note that you have deleted the disclosure referenced in prior comment 13 based on your belief that you cannot quantify with greater certainty the portion of your domestic revenues derived from Monster, Inc.’s introductions to buyers and retailers. It appears however that this disclosure is material to an understanding of your relationship with Monster, Inc. as well as your operations and financial results and should be disclosed. Please revise to disclose this information and clarify whether “a significant percentage” refers to less than or more than a majority, substantially all, or some other clearer measure. Additionally, to the extent you rely on these introductions to generate a material portion of your revenues, as suggested by your disclosure and response, it appears that a separately captioned risk factor is warranted.

Revisions in response to the Staff’s comment have been made to the section entitled “Business – Sales and Marketing” located on page 65 of Amendment No. 2. In addition, a separately captioned risk factor has added to the section titled “Risk Factors – Risks Related to our Business” located on page 15 of Amendment No. 2.

Unaudited Consolidated Financial Statements for the Nine Months Ended September 30, 2015

Consolidated Balance Sheets, page F-22

4. We note that you recorded a customer refund in the amount of $1,843,000 during the three months ended September 30, 2015. Please describe the nature of the customer refund. Clarify the terms and conditions associated with the customer refund. Tell us the specific accounting guidance that you relied upon in accounting for the customer refund.

Please note that as previously stated in our response letter dated December 11, 2015 with respect to Amendment No. 1 to Registration Statement on Form S-1, we are informed by the Company that sales are recognized by the Company upon delivery to the customer per terms and conditions with customers and product is shipped F.O.B. destination at which time title and risk of loss pass to the customer upon delivery. We are informed by the Company that revenue is only recognized by the Company upon confirmation of delivery per third party delivery documents; there are no obligations for future performance at the time of sale.

We are informed by the Company that the Company has no sales terms with any customer that implicitly or explicitly excuse the customer from payment until the Company’s products are resold by the customer. We are informed by the Company that once the goods are delivered, the customer’s obligation to pay the Company would not be changed in the event of theft or physical destruction of the goods; title and risk of loss pass upon the delivery to the customer. We are informed by the Company that the invoicing price to customers is fixed at the date of sale so that allowances against sales can be reasonably estimated by the Company as revenue is recorded. We are informed by the Company that the Company estimates product returns, price protection and market development funds in order to maintain appropriate reserves based on the historical relationship between such adjustments as a percentage of gross sales. As a result, adjustments to reserve provisioning and to the reserve balances themselves are made in conjunction with the Company’s quarterly review of financial statements.

We are informed by the Company that the reserve for product returns as of December 31, 2014 also included approximately $1,843,000 for one particular customer. We are informed by the Company that this particular customer actually returned these goods to the Company in the second and third fiscal quarters of 2015. Please note that we are informed by the Company that there is no special payment terms associated with these returns; the Company was obligated to refund this money immediately. We are informed by the Company that since the amount payable to this customer for the product returns were significant, on the basis of the materiality, the Company decided to reclassify this balance from accrued expenses to a separate line item in its financial statements called “Customer refund”.

Please direct any questions with respect to this confidential submission to the undersigned at Manatt, Phelps & Phillips, LLP, 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626, phone (714) 371-2500 or email TPoletti@manatt.com.

Very truly yours,

Manatt, Phelps & Phillips, LLP

/s/ Thomas J. Poletti
Thomas J. Poletti

Enclosure

cc:	David H. Clarke, Chief Executive Officer
Jawahar Tandon, Executive Chairman of the Board
David Olert, Vice President, Finance and Chief Financial Officer
Ralph DeMartino, Schiff Hardin, LLP